Ruby Tuesday, Inc
Unaudited Computation of Ratio of Consolidated Earnings to Fixed Charges
(Dollar Amounts in Millions)

	Thirty-Nine Weeks Ended	Fiscal Year Ended
	March 1,	June 2,	June 3,	June 4,	June 5,		May 31,
	2016	2015	2014	2013	2012		2011
Earnings before fixed charges:
Loss/(income) from continuing operations before income taxes	$(24.8)	$(5.1)	$(69.6)	$(21.9)	$(8.6)		$57.1

Add equity in losses (deduct equity in earnings) of equity interest	-	-	-	-	0.6		0.6

Less Capitalized interest	0.5	0.5	0.5	0.5	0.5		0.6
	(24.3)	(4.6)	(69.1)	(21.4)	(7.5)		58.3

Fixed charges:

Interest expense	16.1	22.8	25.0	26.7	23.5		14.1

Interest portion of rent expense	10.5	14.9	16.0	16.6	15.8		14.7

Total fixed charges	26.6	37.7	41.0	43.3	39.3		28.8

Adjusted earnings from continuing operations before income taxes available to cover fixed charges	$2.3	$33.1	$(28.1)	$21.9	$31.8		$87.1

Ratio of earnings to fixed charges	0.09	0.88	(0.69)	0.51	0.81		3.03

Amount by which earnings were insufficient to cover fixed charges	$(24.3)	$(4.6)	$(69.1)	$(21.4)	$(7.5)	$	N/A

* We are presenting the ratio above solely pursuant to the requirement set forth in Item 503 of Regulation S-K.  The earnings and fixed charges in the above ratio are calculated using the definitions as set for by Regulation S-K.